FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor

Washington, DC 20004

June 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Scott Anderegg

Re:	FiscalNote Holdings, Inc.
Registration Statement on Form S-3
(File No. 333-287565)
Acceleration Request

Requested Date: June 4, 2025

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FiscalNote Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Polsinelli PC, by calling Shashi N. Khiani at (202) 626-8312.

Sincerely,

FISCALNOTE HOLDINGS, INC.

/s/ Todd Aman

Todd Aman
Senior Vice President, General Counsel & Secretary

cc:	Kevin L. Vold, Polsinelli PC
Shashi N. Khiani, Polsinelli PC